                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.   2#  )*
                                         ------


                               Incomnet, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)


                                Common Stock
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                453365207
                     ----------------------------------
                              (CUSIP Number)


                              January 28, 1999
-------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     /x/ Rule 13d-1(c)

     / / Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

# This amendment restates the Reporting Persons' Schedule 13G in its entirety.

CUSIP No.  453365207
          -----------

-------------------------------------------------------------------------------
 1   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Ironwood Telecom LLC EIN No. 84-1475302 ("Ironwood") (This statement is being filed on behalf of Ironwood and Donald V. Berlanti as Ironwood's indirect controlling member.)
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member
     of a Group (See Instructions)

     (a)
          ---------------------------------------------------------------------
     (b)
          ---------------------------------------------------------------------
-------------------------------------------------------------------------------
 3   SEC Use Only

-------------------------------------------------------------------------------
 4   Citizenship or Place of Organization

     Colorado, U.S.A.
-------------------------------------------------------------------------------
 Number of Shares             5   Sole Voting Power
 Beneficially                     Warrants for the purchase of 3,600,000 shares
 Owned by                         of Common Stock (see Item 4 and footnotes)
 Each Reporting                    --------------------------------------------
 Person With:                 6   Shared Voting Power
 Person With:                     -0-
                                  ---------------------------------------------
                              7   Sole Dispositive Power
                                  Warrants for the purchase of 3,600,000
                                  shares of Common Stock
                                  (see Item 4 and footnotes)
                                  ---------------------------------------------
                              8   Shared Dispositive Power
                                  -0-
-------------------------------------------------------------------------------
 9   Aggregate Amount Beneficially Owned by Each Reporting Person
     Warrants for the purchase of 3,600,000 shares of Common Stock
     (see Item 4 and footnotes)
-------------------------------------------------------------------------------
10 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (11)
     15.25%## (see Item 4 and footnotes)
-------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)
     00
-------------------------------------------------------------------------------
## Percentage of class is calculated based upon 23,600,000 shares of Issuer's
   Common Stock outstanding, which consists of 20,000,000 shares of Common Stock currently outstanding and an additional 3,600,000 shares of Common Stock outstanding assuming exercise of the Warrants.

CUSIP No.  453365207
          -----------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Donald V. Berlanti ("Mr. Berlanti")

-------------------------------------------------------------------------------

  2. Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)   ---------------------------------------------------------------------

    (b)
          ---------------------------------------------------------------------

-------------------------------------------------------------------------------
 3   SEC Use Only

-------------------------------------------------------------------------------
 4   Citizenship or Place of Organization

     U.S. citizen
-------------------------------------------------------------------------------
 Number of Shares             5   Sole Voting Power
 Beneficially                     -0- (see Item 4 and footnotes)
 Owned by                    --------------------------------------------------
 Each Reporting               6   Shared Voting Power
 Person With:                     -0-
                             --------------------------------------------------
                              7   Sole Dispositive Power
                                  -0- (see Item 4 and footnotes)
                             --------------------------------------------------
                              8   Shared Dispositive Power
                                  -0-
-------------------------------------------------------------------------------
 9   Aggregate Amount Beneficially Owned by Each Reporting Person
     Warrants for the purchase of 3,600,000 shares of Common Stock
     (see Item 4 and footnotes)
-------------------------------------------------------------------------------
10 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (11)
     15.25% (see Item 4 and footnotes)
-------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

                             Schedule 13G Responses

Item 1.

     (a)  Name of Issuer

          Incomnet, Inc.

     (b)  Address of Issuer's Principal Executive Offices

          2801 Main Street
          Irvine, California  92614

Item 2.

     (a)  Name of Persons Filing

          Ironwood Telecom LLC
          Donald V. Berlanti

     (b)  Address of Principal Business Office or, if none, Residence

          Ironwood:          555 Zang Street, Suite 300
                             Lakewood, Colorado 80228

          Mr. Berlanti:      555 Zang Street, Suite 300
                             Lakewood, Colorado 80228

     (c)  Citizenship

          Ironwood is a limited liability company organized under the laws of the State of Colorado; Mr. Berlanti is a U.S. citizen.

     (d)  Title of Class of Securities

          Ironwood holds warrants for the purchase of an aggregate of 3,600,000 shares of the Issuer's Common Stock (the "Warrants"). Exercise of the Warrants for 3,000,000 shares of Issuer's Common Stock is conditioned upon shareholder approval of an amendment to the Issuer's Articles of Incorporation to increase the authorized number of shares of the Issuer's Common Stock to accommodate exercise of such Warrants. Exercise of the Warrants for 600,000 shares of the Issuer's Common Stock is not so conditioned but such Warrants cannot be presently exercised because Issuer does not have adequate authorized but unissued Common Stock.

     (e)  CUSIP Number

          453365207

Item 3. If this Statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b), check whether the person filing is a:

         n/a

Item 4.   Ownership.*

     (a)  Amount beneficially owned: 3,600,000 (upon exercise of the Warrants)

     (b)  Percent of class:          15.25% (upon exercise of the Warrants)**

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote      3,600,000 (upon
                                                             exercise of the
                                                             Warrants)

          (ii) Shared power to vote or to direct the vote              0

          (iii) Sole power to dispose or to direct the
                disposition of                               3,600,000 (upon
                                                             exercise of the
                                                             Warrants)

          (iv) Shared power to dispose or to direct
               the disposition of                                       0


--------
* Mr. Berlanti is the sole manager of Ironwood and has the sole discretion to make dispositions of Ironwood's funds. Ironwood is 93.5% owned by Quince Associates, Ltd., a Maryland limited partnership ("Quince"), which is directly and indirectly owned by entities that are owned by Mr. Berlanti and members of his family and controlled by Mr. Berlanti.

In November, 1998, Ironwood acquired an aggregate of 369.616 shares of Issuer's Non-Voting Convertible Preferred Stock (the "Ironwood Preferred"), convertible into 2,328,000 shares of Issuer's Common Stock. Ironwood is obligated to hold the Convertible Preferred Stock until April 30, 2000 during which time the Issuer may redeem the Ironwood Preferred if it is financially able to do so. If Issuer does not redeem by such date, the Ironwood Preferred must be converted and the resultant 2,328,000 shares of Common Stock must be offered to all shareholders on a pro rata basis at a price equal to the sum of the price that Ironwood paid for the Ironwood Preferred, the expenses incurred by Ironwood (including legal and accounting expenses), and a carrying charge equal to an annual 18% interest rate.

During mid-1998, Trans-Pacific Stores, Ltd. ("TPS"), a Hawaiian corporation and a subsidiary of Quince, loaned John P. Casey ("Mr. Casey"), Chairman of the Board of Directors of Incomnet, an aggregate of approximately $3,950,000 ("TPS Loan"). Mr. Casey used a portion of the TPS Loan to acquire an aggregate of approximately 1,907,000 shares of Issuer's Common Stock (the "Casey Common Stock") and to purchase an option to buy approximately 1,600 shares of Issuer's Convertible Preferred Stock (the "Casey Preferred Stock"). Ironwood and Mr. Berlanti specifically disclaim any beneficial ownership interest in the Casey Common Stock. On January 28, 1999, Mr. Casey executed a promissory note (the "TPS Note") in favor of TPS to replace the prior notes given under the TPS Loan. The TPS Note is secured by a pledge of certain assets of Mr. Casey, including certain proceeds from the sale, if any, of the Casey Common Stock. The TPS Note has an interest rate of 18% compounded quarterly, has no minimum periodic payments, and may be prepaid at any time with no prepayment penalties. The TPS Note is due in full by June 30, 1999, unless the parties agree upon an extension. According to the terms of the TPS Note, upon payment of the Note by Mr. Casey, TPS may elect, in lieu of the interest due under such Note, to have Mr. Casey pay TPS an amount tied to the appreciation in the price per share of Issuer's Common Stock; such amount ("Appreciation Right") is payable in either cash or an equivalent value of Issuer's Common Stock. The amount of the Appreciation Right is calculated by
(a) subtracting $0.725 from the average of the closing price per share of Issuer's Common Stock on the date on which the TPS Note is paid ("Payoff Date") and the four trading days prior to the Payoff Date, (b) multiplying the result by 25%, and (c) multiplying the result obtained in (b) by 5.4 million. If TPS elects to receive an equivalent value of Issuer's Common Stock, the number of shares TPS will receive will be equal to the amount of the Appreciation Right divided by the average of the closing price per share of Issuer's Common Stock on the Payoff Date and the four trading days prior to the Payoff Date. If TPS elects to receive the Appreciation Right, all interest payments by Mr. Casey prior to the Payoff Date shall be credited against the number of Appreciation Right shares or amount of Appreciation Right cash.

On November 4, 1998, Ironwood loaned Mr. Casey $2,124,790 ("Ironwood Loan"), to purchase the Casey Preferred Stock. The Casey Preferred Stock is pledged to Ironwood as security for the Ironwood Loan under a Stock Pledge Agreement. Ironwood and Mr. Berlanti specifically disclaim any beneficial ownership interest in the Casey Preferred Stock.

** Based upon Issuer's most recently filed Form 10-Q, which was filed on November 16, 1998.

Item 5.   Ownership of Five Percent or Less of a Class

         n/a

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

         n/a

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         n/a

Item 8.   Identification and Classification of Members of the Group

         n/a

Item 9.   Notice of Dissolution of Group

         n/a

Item 10.  Certification.***

Certification for Rule 13-d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not and are not held in connection with or as a participant in any transaction having that purpose or effect.

Item. 11. Material to be filed as Exhibits

          Exhibit 1: Joint Filing Agreement

                                 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IRONWOOD TELECOM LLC

/s/ Donald V. Berlanti
-------------------------------------------
Signature: Donald V. Berlanti
Date: February 5, 1999
Name/Title: Sole Manager of Ironwood Telecom LLC


/s/ Donald V. Berlanti
-------------------------------------------
Donald V. Berlanti, Sole Manager and
  Indirect Controlling Member of Ironwood Telecom LLC

-----------------
*** John P. Hill, Jr., an administrative manager of Quince, is also a director of Issuer and President of TPS. Ironwood and Mr. Berlanti specifically disclaim any purpose of changing or influencing the control of Issuer by virtue of Mr. Hill's relationship with Issuer.

In connection with $16,785,470 of financing provided by Ironwood to Issuer, Ironwood acquired the Warrants. Mr. Casey and Denis Richard, the president and chief executive officer of Issuer, have each executed a voting agreement pursuant to which they are each obligated to vote their shares of Issuer's Common Stock in favor of increasing the authorized number of shares of Issuer's Common Stock. Ironwood and Mr. Berlanti specifically disclaim any purpose of changing or influencing the control of the Issuer by virtue of these agreements.

                                                                   Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13-d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with the other Reporting Person (as identified in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Warrants (as defined in the Schedule
13G) for the purchase of Common Stock of Incomnet, Inc., and that this Agreement be included as an Exhibit to such joint filing.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 29th day of December, 1998.

                                IRONWOOD TELECOM LLC

                                By:     /s/ Donald V. Berlanti
                                   ----------------------------------
                                   Donald V. Berlanti, Sole Manager
                                   of Ironwood Telecom LLC


                                        /s/ Donald V. Berlanti
                                   ----------------------------------
                                   Donald V. Berlanti, Sole Manager
                                   and Indirect Controlling Member of
                                   Ironwood Telecom LLC